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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              NETSPEAK CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   6411D5069
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               CARL F. KOENEMANN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                 MOTOROLA, INC.
                            1303 EAST ALGONQUIN ROAD
                           SCHAUMBURG, ILLINOIS 60196
                                 (847) 576-5000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                   COPIES TO:

        DONALD F. MCLELLAN, ESQ.                  OSCAR A. DAVID, ESQ.
             SENIOR COUNSEL                       BRIAN T. BLACK, ESQ.
             MOTOROLA, INC.                         WINSTON & STRAWN
        1303 EAST ALGONQUIN ROAD                  35 WEST WACKER DRIVE
       SCHAUMBURG, ILLINOIS 60196                      SUITE 4200
             (847) 576-3482                     CHICAGO, ILLINOIS 60601
                                                     (312) 558-5600

                                 APRIL 22, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

  IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX: [_]

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

                                      13D

   CUSIP No. 6411D5069


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 1. NAME OF REPORTING PERSONS:
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  MOTOROLA, INC. (36-1115800)

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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (A) [_]
                                                             (B) [_]

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 3. SEC USE ONLY

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 4. SOURCE OF FUNDS
  WC

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 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(E) OR 2(F)                                 [_]

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 6. CITIZENSHIP OR PLACE OF ORGANIZATION
  DELAWARE

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NUMBER OF SHARES BENEFICIALLY OWNED BY     7. SOLE VOTING POWER--3,944,178
           EACH PERSON WITH

                                       ---------------------------------------
                                           8. SHARED VOTING POWER--0

                                       ---------------------------------------
                                           9. SOLE DISPOSITIVE POWER--
                                              3,944,178

                                       ---------------------------------------
                                          10. SHARED DISPOSITIVE POWER--0

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  3,944,178/1/

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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  CERTAIN SHARES                                                 [_]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  32.1%/1/

-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:

  CO

-------------------------------------------------------------------------------

--------
/1/Prior to April 22, 1998, Motorola owned 1,222,708 shares of common stock
   ("Common Stock") of NetSpeak Corporation, a Florida corporation (the "Company"), representing approximately 10% of the Company's outstanding Common Stock as of the close of business on April 21, 1998. Pursuant to Motorola's tender offer (the "Tender Offer") described in the Offer to Purchase dated March 25, 1998 (the "Offer to Purchase") to purchase up to 3,000,000 shares of Common Stock of the Company, Motorola purchased 2,686,470 (2,586,470 shares of which were purchased on April 22, 1998 and 100,000 shares of which were originally tendered by guaranteed delivery and which were purchased on April 24, 1998 after proper physical delivery thereof) shares of the Company's Common Stock. Pursuant to separate Common Stock Purchase Agreements with Steven F. Mills, Senior Vice President of Advance Technology Development of the Company and John W. Staten, Chief Financial Officer and Assistant Secretary of the Company (collectively, the "Employee Shareholders"), the Employee Shareholders sold, and Motorola purchased, 35,000 shares of Common Stock from the Employee Shareholders on April 27, 1998 (25,000 shares from John W. Staten and 10,000 shares from Steven F. Mills). The number of shares set forth in Item 11 includes the shares of Common Stock owned by Motorola prior to April 22, 1998, the 2,686,470 shares of Common Stock purchased pursuant to the Tender Offer, as described more fully in the Offer to Purchase which is incorporated herein by reference, and the 35,000 shares of Common Stock purchased from the Employee Shareholders as described more fully in the Offer to Purchase which is incorporated herein by reference. The percentage in Item 13 is based upon the number of shares of Common Stock outstanding on April 21, 1998.

ITEM 1. SECURITY AND ISSUER.

  This Schedule 13D relates to shares of common stock, par value $0.01 per share ("Common Stock"), of NetSpeak Corporation, a Florida corporation (the "Company"). The principal executive offices of the Company are located at 902 Clint Moore Road, Suite 104, Boca Raton, Florida 33487.

ITEM 2. IDENTITY AND BACKGROUND.

  (a) - (c) and (f) This Schedule 13D is filed by Motorola, Inc. ("Motorola"), a Delaware corporation. The business address of Motorola is 1303 East Algonquin Road, Schaumburg, Illinois 60196. The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference and Appendix I ("Information Concerning the Directors and Executive Officers of Motorola") attached hereto and incorporated herein by reference. The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth Appendix I ("Information Concerning the Directors and Executive Officers of Motorola"). Appendix I ("Information Concerning the Directors and Executive Officers of Motorola") also lists the principal business of any employer that employs a director who is not also an executive officer of Motorola. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States. Unless otherwise noted on Appendix I each business address for a director or executive officer of Motorola's is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

  (d) - (e) To the knowledge of Motorola, during the last five years, none of the directors nor executive officers of Motorola listed in Appendix I ("Information Concerning the Directors and Executive Officers of Motorola") attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  The total amount of funds required to purchase up to 2,686,470 shares pursuant to the Offer and expenses related to the Offer and related transaction is estimated to be approximately $84,000,000. The total amount of funds required to purchase 35,000 shares pursuant to the Common Stock Purchase Agreement, is approximately $1,050,000. Motorola used funds it had available in cash accounts for such purchases. The Purchaser did not condition the Offer on obtaining financing.

ITEM 4. PURPOSE OF THE TRANSACTION.

  (a) - (g) and (j) The information set forth in "Introduction", Section 6 ("Price Range of the Shares; Dividends"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer; Plans for the Company; The Tender Agreement; The Voting Agreement; The Standstill and Participation Agreement; The Investor's Rights Agreement; The Common Stock Purchase Agreements; and The License Agreement"), and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference. Effective April 30, 1998 the Company elected Stephen P. Earhart, Senior Vice President of the Cellular Network and Space Sector of Motorola and Randall S. Battat, Senior Vice President and Group Manager of Information Systems Group of Motorola to serve as additional designees of Motorola on the Board of Directors of the Company pursuant to the terms of the Voting Agreement the terms of which are incorporated herein by reference. As of April 30, 1998 there are three (3) employees of Motorola serving on the Company's Board of Directors.

  (h), (i) and (j) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  (a) As of April 22, 1998, Motorola was the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 3,944,178 shares of Common Stock of the Company, representing approximately 32% of the outstanding shares of the Company's Common Stock. As of April 21, 1998 there were 12,290,103 shares of the Company's Common Stock outstanding. To the best knowledge of Motorola, no shares are beneficially owned by any of its executive officers or directors, nor do such executive officers or directors have the right to acquire any Shares, however, certain employees or designees of Motorola who serve on the Board of Directors of the Company may be granted Company stock options, from time to time, pursuant to the Company's 1995 Stock Option Plan and any other plan adopted by the Company as to which non-employee directors of the Company are eligible.

  (b) Motorola has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 3,944,178 shares of Common Stock listed as beneficially owned by Motorola in Item 5(a).

  (c) Except as set forth herein, Motorola had no transaction in shares of Common Stock during the past 60 days. To the best of Motorola's knowledge, no director or executive officer of Motorola has engaged in any transactions in shares of Common Stock during the past 60 days.

  (d) Not applicable.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  The information set forth in "Introduction", Section 9 ("Certain Information concerning the Purchaser"), Section 11 ("Background of the Offer"), and
Section 12 ("Purpose of the Offer; Plans for the Company; The Tender Agreement; The Voting Agreement; The Standstill and Participation Agreement; The Investor's Rights Agreement; The Common Stock Purchase Agreements; and The License Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT      DESCRIPTION
-------      -----------
Exhibit 4.1  Offer to Purchase dated March 25, 1998, as amended by Amendment No. 1 to
             Schedule 14D-1, and as amended by Amendment No. 2 to Schedule 14D-1.
Exhibit 4.2  Tender Agreement dated March 18, 1998 between the Company and Motorola.
Exhibit 4.3  Voting Agreement dated March 18, 1998 among Motorola, the Company and certain management shareholders.
Exhibit 4.4  Standstill and Participation Rights Agreement dated March 18, 1998 between the
             Company and Motorola.
Exhibit 4.5  Common Stock Purchase Agreement dated March 18, 1998 between Motorola and John
             W. Staten.
Exhibit 4.6  Common Stock Purchase Agreement dated March 18, 1998 between Motorola and
             Steven F. Mills.
Exhibit 4.7  Amended and Restated NetSpeak Corporation Investor's Rights Agreement dated
             March 18, 1998 between the Company and Motorola.

                                   SIGNATURE

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: May 1, 1998                        Motorola, Inc.

                                             /s/ Stephen P. Earhart
                                          By: _________________________________
                                             Name: Stephen P. Earhart
                                             Title: Senior Vice President

                                  APPENDIX I

DIRECTORS OF MOTOROLA, INC.

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL, OFFICES OR EMPLOYMENT HELD DURING THE PAST FIVE YEARS, NAME AND AGE

  Gary L. Tooker . . . Age 58; Chairman of the Board; Director since 1986. Mr. Tooker started with Motorola in 1962, holding ascending marketing and operations assignments within the semiconductor business. He served as General Manager of the Semiconductor Products Sector from 1981 through 1986 becoming Executive Vice President and General Manager in 1984; Senior Executive Vice President and Chief Corporate Staff Officer in 1986; Chief Operating Officer in 1988; President in 1990; Vice Chairman of the Board and Chief Executive Officer in 1993; and Chairman of the Board in January of 1997. He is a member of the Board of Directors of Eaton Corporation, Atlantic Richfield Company
(ARCO) and Catalyst.

  Ronnie C. Chan . . . Age 48; Director since 1997. Mr. Chan has been the Chairman of Hong Kong based Hang Lung Development Group since 1991. Hang Lung Development Group is made up of three publicly traded companies in property development, property investment and hotels. In 1986, Mr. Chan co-founded the private Morningside/Springfield Group and is a director of certain companies within the Group. The Morningside Group directs investments in private companies. The Springfield Group engages in financial trading, fund management and investment consulting. He is a member of the Board of Directors of Enron Corporation and Standard Chartered PLC. His business address is: Hang Lung Development Company Limited, 28/F Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

  H. Laurance Fuller . . . Age 59; Director since 1994. Mr. Fuller is Chairman of the Board and Chief Executive Officer of Amoco Corporation, an energy company. Mr. Fuller was elected President of Amoco Corporation in 1983, and its Chairman of the Board and Chief Executive Officer in 1991. He has been a member of Amoco Corporation's Executive Committee and a member of the Board of Directors of Amoco since 1981. Mr. Fuller joined Amoco in 1961, was named President of Amoco Oil Company in 1978, and was elected Executive Vice President of Amoco Corporation in 1981. He is also a director of The Chase Manhattan Corporation, The Chase Manhattan Bank, N.A., Abbott Laboratories, Security Capital Group, the American Petroleum Institute, Catalyst, and Rehabilitation Institute of Chicago. His business address is: Amoco Corporation, 200 East Randolph Street, Chicago, IL 60601.

  Christopher B. Galvin . . . Age 48; Chief Executive Officer since January 1997; Director since 1988. Mr. Galvin began working for Motorola part-time in 1967 and full-time in 1973. Between 1973 and 1988 he served in sales, sales management, marketing, product management, service management and general management positions in Motorola's two-way radio, Tegal subsidiary (semiconductor capital equipment products) and paging businesses. In 1988, he became Chief Corporate Staff Officer and was elected to the Board of Directors. In 1990, he was appointed to the Office of the Chief Executive as Senior Executive Vice President and Assistant Chief Operating Officer. He served as President and Chief Operating Officer from 1993 until he became Chief Executive Officer on January 1, 1997. Mr. Galvin is the son of Robert W. Galvin.

  Robert W. Galvin . . . Age 75; Chairman of the Executive Committee since 1990; Director since 1945. Mr. Galvin started his career at Motorola in 1940. He held the senior officership position in Motorola from 1959 until 1990, when he became Chairman of the Executive Committee. He continues to serve as a full time officer of Motorola.

  Robert L. Growney . . . Age 55; Director since 1997. Mr. Growney began his career with Motorola in 1966 holding various positions in Motorola's wireless communications businesses. He was appointed a company officer in 1985, elected corporate vice president by the Board of Directors in 1986, elevated to senior vice president in 1989, to executive vice president in 1992, and to President and General Manager of the Messaging, Information and Media Sector in 1994. He was elected President and Chief Operating Officer effective January 1, 1997 and elected to the Board of Directors in February of 1997. He is currently a Director of Microware Systems Corporation.

  Anne P. Jones . . . Age 63; Director since 1984. Ms. Jones is currently working as a consultant. She was a partner in the Washington, D.C. office of the Sutherland, Asbill & Brennan law firm from 1983 until 1994. Prior thereto, she was a Commissioner of the Federal Communications Commission, General Counsel of the Federal Home Loan Bank Board, and was on the staff of the Securities and Exchange Commission from 1968 to 1977. She was Director of the Division of Investment Management of the Securities and Exchange Commission in 1976 and 1977. Ms. Jones is a director of the IDS Mutual Fund Group and C-COR Electronics, Inc. Her business address is: 5716 Bent Branch Road, Bethesda, MD 20816.

  Donald R. Jones . . . Age 68; Director since 1987. Mr. Jones joined Motorola in 1951; became Director of Finance and Planning of the Communications Division in 1968; Treasurer of Motorola in 1971; Vice President and Assistant Chief Financial Officer in 1974; Senior Vice President and Assistant Chief Financial Officer in 1984; and Executive Vice President and Chief Financial Officer in 1985. He retired in 1991. He is a trustee of the Kemper Mutual Funds, Chicago, Illinois. His business address is: 1776 Beaver Pond Road, Inverness, IL 60067.

  Judy C. Lewent . . . Age 49; Director since 1995. Ms. Lewent has been Senior Vice President and Chief Financial Officer, Merck & Co., Inc., a pharmaceuticals company, since 1992 and was formerly its Vice President-- Finance and Chief Financial Officer (1990-1992) and Vice President and Treasurer (1987-1990). She is also a director of Astra Merck, Inc.; the DuPont Merck Pharmaceutical Company; Johnson & Johnson Merck Consumer Pharmaceuticals Company; The Quaker Oats Company; Chugai MSD Co. Ltd; and Merial Limited. Her business address is: Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.

  Dr. Walter E. Massey . . . Age 60; Director since 1993. Dr. Massey is President of Morehouse College. After becoming staff physicist and post-doctoral fellow at Argonne National Laboratory, assistant professor at the University of Illinois, associate professor and professor of physics at Brown University, Dr. Massey then joined Argonne National Laboratory as its director and was named to the additional position of Vice President for Research of the University of Chicago in 1982. In 1984, Dr. Massey became Vice President for Research and for Argonne National Laboratory, the University of Chicago. In 1991, he was appointed by President Bush as the Director of the National Science Foundation. In April, 1993 he became Provost and Senior Vice President, Academic Affairs, University of California System, and since August, 1995 he has been President of Morehouse College. He is a director of Amoco Corporation and BankAmerica Corporation and its subsidiary, Bank of America, N.T.S.A. Dr. Massey previously served as a director of Motorola from May 1984 until May 1991 when he accepted his appointment to the National Science Foundation. His business address is: Morehouse College, 830 Westview Drive, SW, Atlanta, GA 30314.

  John F. Mitchell . . . Age 70; Vice Chairman of the Board, Motorola, Inc. Director since 1974; Member of the Executive, Technology and Management Development Committees. Mr. Mitchell joined the Company in 1953; became Vice President of the Company in 1968; General Manager of the Communications Division in 1972; Executive Vice President and Assistant Chief Operating Officer in 1975; President in 1980; Chief Operating Officer in 1986; and Vice Chairman and Officer of the Board in 1988. He retired as an officer of the Company in 1995, but continues as a consultant. He is former chairman of the Electronic Industries Association and an honorary member of the Board of Governors.

  Thomas J. Murrin . . . Age 69; Director since 1991. Mr. Murrin has been Dean of Duquesne University's School of Business Administration since January 1991. He previously was Deputy Secretary of the U.S. Department of Commerce and served as a U.S. delegate to the NATO Industrial Advisory Group and as a member of the Defense Policy Advisory Committee on Trade from July 1989 to January 1991. From 1983 to 1987 he was President of the Energy and Advanced Technology Group of Westinghouse Electric Corporation, which he joined in 1951. He is a director of Duquesne Light Company and its holding company, DQE, Inc. His business address is: Duquesne University School of Business Administration, Room 405, Rockwell Hall, 600 Douglas Ave, Pittsburgh, PA 15282.

  Nicholas Negroponte . . . Age 54; Director since 1996. Mr. Negroponte is a founder and director of the Massachusetts Institute of Technology's Media Laboratory an interdisciplinary, multi-million dollar research center focusing exclusively on the study and experimentation of future forms of human and machine communication. In 1967 he founded MIT's pioneering Architecture Machine Group, a combination lab and think tank responsible for many radically new approaches to the human-computer interface. He joined the MIT faculty in 1966 and became a full professor in 1990. In 1992 Mr. Negroponte co-founded Wired magazine of which he is the senior columnist. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.

  John E. Pepper, Jr. . . . Age 59; Director since 1994. Mr. Pepper is
Chairman of the Board of Directors and Chief Executive of Procter & Gamble Co., a consumer products company. Mr. Pepper joined Procter & Gamble in 1963, became General Manager of Procter & Gamble Italia in 1974, and was named Division Manager--International in 1977. In 1978 he returned to the U.S. as Vice President--Packaged Soap and Detergent Division. He was elected Executive Vice President of Procter & Gamble Co. and was named to its Board of Directors in 1984, was named President in 1986 and was named Chairman of the Board and Chief Executive in July, 1995. Mr. Pepper is also a director of the Xerox Corporation. His business address is: Procter & Gamble Co., One Procter & Gamble Plaza, Cincinnati, OH 45202.

  Samuel C. Scott III . . . Age 53; Director since 1993. Mr. Scott is currently President of Corn Products International. Prior to this position, he was Vice President of CPC International and President of CPC's worldwide corn refining business. Mr. Scott joined CPC International in 1973 in the corn refining business. He held a number of positions during his career with CPC. He became a Vice President of CPC in 1991 and President of the Corn Refining Division in 1995. On December 31, 1997, CPC spun off its corn refining division as a separate corporation, Corn Products International. Mr. Scott serves on the Board of Directors of Corn Products International, Reynolds Metals Company, the Corn Refiners Association and Inroads Chicago. His business address is: CPC International, Inc. 6500 Archer Road, Summit-Argo, IL 60501.

  B. Kenneth West . . . Age 64; Director since 1976. Mr. West is currently serving as Senior Consultant for corporate governance to Teachers Insurance and Annuity Association, College Retirement Equities Fund, a major pension fund company. He retired as Chairman of the Board of Harris Trust and Savings Bank and its holding company, Harris Bankcorp, Inc. in 1995 where he had been employed since 1957. He is also a director of The Pepper Companies, Inc. His business address is: Harris Bankcorp, Inc. P.O. Box 775, Chicago, IL 60609.

  Dr. John A. White . . . Age 58; Director since 1995. Dr. White has served since July 1997, as Chancellor of the University of Arkansas. Dr. White served from July 1991 to July 1997, as Dean of Engineering at Georgia Institute of Technology, having been a member of the faculty since 1975. During the period from July 1988 to September 1991, he served as Assistant Director of the National Science Foundation in Washington, D.C. He is a director of Eastman Chemical Company, CAPS Logistics, Inc., Logility, Inc., and Russell Corporation. His business address is: University of Arkansas, 425 Administration Building, Fayetteville, AR 72701.

EXECUTIVE OFFICERS OF MOTOROLA (WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL, OFFICES OR EMPLOYMENT HELD DURING PAST FIVE YEARS, NAME, AND AGE

  Keith J. Bane . . . Age 58; Executive Vice President and President, Americas Region since March 1997; Executive Vice President and Chief Corporate Staff Officer from February 1995 to March 1997; Senior Vice President and Chief Corporate Staff Officer from August 1994 to February 1995; Senior Vice President and Director of Strategy, Technology and External Relations from October 1993 to August 1994; and Senior Vice President and Director of Strategy from November 1988 to October 1993.

  Robert L. Barnett . . . Age 57; Executive Vice President and President, Land Mobile Products Sector since March 1997; Senior Vice President, President and General Manager, Land Mobile Products Sector from March 1996 to March 1997; Corporate Vice President and General Manager, iDEN Group, Land Mobile Products Sector from May 1995 to March 1996. President, Nexteps, Inc. an international communications consulting firm from 1992 to 1995. His business address is 1301
E. Algonquin Road, Schaumburg, IL 60196.

  Arnold S. Brenner . . . Age 61; Executive Vice President and President, Global Government Relations and Standards since 1997; Executive Vice President and General Manager, Japan Group from November 1988 to 1997; interim President, Europe Middle East and Africa Region since April 1998. His business address is: 3102 N. 56th Street, Phoenix, AZ 85018.

  Glenn A. Gienko . . . Age 46; Executive Vice President and Director of Human Resources since May 1996; Senior Vice President and Director of Human Resources from June 1995 to May 1996; Corporate Vice President--Human Resources, General Systems Sector from February 1994 to June 1995; and Vice President--Human Resources, General Systems Sector from June 1990 to February 1994.

  Merle L. Gilmore . . . Age 50; Executive Vice President and Deputy to the Chief Executive Office for the Enterprise-Wide Communications Business Plan since April 1998; Executive Vice President and President, Motorola Europe, Middle East and Africa from March 1997 to April 1998; Executive Vice President, President and General Manager, Land Mobile Products Sector ("LMPS"), from July 1994 to March 1997; Senior Vice President and President and General Manager, LMPS, from June 1994 to July 1994; Senior Vice President and Assistant General Manager, LMPS, from July 1992 to June 1994.

  Carl F. Koenemann . . . Age 59; Executive Vice President and Chief Financial Officer since December 1991.

  Ferdinand C. Kuznik . . . Age 56; Executive Vice President and President, Cellular Subscriber Sector since August 1997; Senior Vice President and General Manager, Communications & Electronics Group, Land Mobile Products Sector from 1993 to August 1997. His business address is: 600 North U.S. Highway 45, Libertyville, Illinois 60048.

  Peter Lawson . . . Age 52; Senior Vice President, General Counsel and Secretary to the Board since November 1996; Senior Vice President and General Counsel from March 1996 to November 1996; Senior Vice President and Assistant General Counsel from November 1994 to March 1996; Corporate Vice President and Assistant General Counsel from November 1987 to November 1994.

  James A. Norling . . . Age 56; Executive Vice President and President, Messaging, Information and Media Sector since January 1997; Executive Vice President and President, Motorola Europe, Middle East and Africa from April 1993 to December 1996; and Executive Vice President, and President and General Manager, Semiconductor Products Sector from December 1989 to April 1993. His business address is: 1301 E. Algonquin Road, Schaumburg, IL 60196.

  Hector Ruiz . . . Age 52; Executive Vice President and President, Semiconductor Products Sector since May 1997; Executive Vice President, Office of the President, SPS from February 1997 to May 1997; Executive Vice President and General Manager, Messaging Systems Products Group, Messaging Information and Media Sector from April 1996 to February 1997; Executive Vice President and General Manager, Paging Products Group, Messaging Information and Media Sector from 1994 to April 1996; and Senior Vice President and General Manager, Paging Products Group, Paging and Telepoint Systems Group from 1991 to 1994. His business address is: 6501 William Cannon Drive, Austin, TX 78735.

  Frederick T. Tucker . . . Age 57; Executive Vice President and President, Automotive, Component, Computer and Energy Sector since September 1992. His business address is: 4000 Commercial Drive, Northbrook, IL 60062.

  Richard W. Younts . . . Age 58; Executive Vice President and President, Asia Pacific Region since March 1997; Executive Vice President and Corporate Executive Director International-Asia and Americas from December 1993 to March 1997; and Senior Vice President and Corporate Executive Director,
International-Asia and Americas from July 1991 to December 1993.